UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On February 26, 2025, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months and full year ended December 31, 2024. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FOURTH QUARTER AND FULL YEAR 2024 FINANCIAL RESULTS

Full Year 2024 Highlights

•	For the year ended December 31, 2024, the Company had revenue of €163.9 million, gross margin of 34.8% and operating loss of €108.7 million.

•	The Company introduced new products and services including, Supernova 220, Supernova Eichrecht, and Supernova UL.

•	The Company sold approximately 1000 DC units and 162,000 AC units in the year ended December 31, 2024.

•	During the twelve months ended December 31, 2024, the Company reduced its labor costs and other operating expenses by 11%.

•	As of December 31, 2024 headcount was 35% lower compared to the same period last year.

•	The Company raised approximately $45 million of cash through equity transactions.

•	As of December 31, 2024, the Company had inventory of €71.1 million.

•	As of December 31, 2024, the Company had approximately €46 million of cash, cash equivalents and financial investments and approximately €198 million of loans and borrowings.

Fourth Quarter 2024 Highlights

•	For the quarter ended December 31, 2024, the Company had revenue of €37.4 million, gross margin of 34.6% and operating loss of €26.0 million.

•	For the quarter ended December 31, 2024, labor costs and other operating expenses were €28.8 million and capital expenses were €3.9 million. €1.5 million was invested in property, plant and equipment.

•	During the three-month ended December 31, 2024, revenues by geography and as a percentage of total revenues were as follows:

•	AC chargers – €26.9 million / 72%

•	DC chargers – €2.9 million / 8%

•	Software and other services – €7.7 million / 20%

•	During the three months ended December 31, 2024, revenues by geography and as a percentage of total revenues were as follows:

•	Europe – €25.7 million / 69%

•	North America – €10.5 million / 28%

•	Asia Pacific – €0.9 million / 2%

•	Latin America – €0.4 million / 1%

Consolidated Statements of Profit or Loss
(In thousand Euros)
	Year Ended December 31st		Quarter Ended December 31st
	2024	2023	Q4 2024	Q3 2024	Q4 2023
Revenue	163,943	143,769	37,394	34,656	43,250
Changes in inventories and raw materials and consumables used	(106,878)	(95,503)	(24,458)	(26,671)	(29,064)

Gross Profit	57,065	48,266	12,936	7,985	14,186
Employee benefits	(71,488)	(81,236)	(16,824)	(17,673)	(18,114)
Other operating expenses	(54,089)	(59,788)	(11,940)	(14,187)	(10,783)
Amortization and depreciation	(37,873)	(28,443)	(10,191)	(9,264)	(8,633)
Impairment of goodwill	(2,349)	—	—	—	—
Net other income	25	14,260	57	(559)	12,291

Operating Loss	(108,709)	(106,941)	(25,962)	(33,698)	(11,053)
Financial income	1,945	1,472	704	284	305
Financial expense	(23,680)	(15,247)	(6,484)	(5,622)	(4,886)
Change in fair value of derivative warrant liabilities	1,081	6,476	5,525	(5,683)	3,822
Foreign exchange gains / (losses)	(4,044)	1,466	(4,656)	1,686	2,268

Financial Results	(24,698)	(5,833)	(4,911)	(9,335)	1,509
Loss Before Tax	(133,407)	(112,774)	(30,873)	(43,033)	(9,544)
Income tax credit	1,894	703	268	359	(1,302)
Loss for the Period	(131,513)	(112,071)	(30,605)	(42,674)	(10,846)

Cash and Cash Equivalents

(In thousand Euros)

	Year Ended December 31
	2024	2023
Cash and cash equivalents	20,036	101,158
Financial Investments (1)	25,578	5,426

Cash, cash equivalents and Financial Investments at 31 December	45,614	106,584

(1)	Financial Investments are included in Other current financial assets

Investments and Loans & Borrowings

(In thousand Euros)

	Year Ended December 31
	2023	2023
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	3,114	9,106
Intangible assets - excluding R&D (salaries capitalized)	6,790	7,103

Total Investments in Property, plant and equipment and Intangible Assets	9,904	16,209
Non-Current Liabilities - Loans and Borrowings	91,058	80,861
Current Liabilities - Loans and Borrowings	107,411	126,496

Total Loans and Borrowings	198,469	207,357

Definitions and Basis of Presentation

•	Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

•	Long-term debt includes assumed debt from recent acquisitions and other additional facilities.

•

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of goodwill, and amortization and depreciation.

•

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

•	Revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the heading “Wallbox N.V. Fourth Quarter and Full Year 2024 Financial Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated February 26, 2025

99.2	Wallbox N.V. Presentation, dated February 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: February 26, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer